UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares**
Class B Common Shares**
American Depositary Shares
(Title of Class of Securities)

26853A100
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Qiming Corporate GP II, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,162,326 Class A common shares (1) 5,673,809 Class B common shares (2) (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,162,326 Class A common shares (1) 5,673,809 Class B common shares (2) (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,326 Class A common shares (4) 5,673,809 Class B common shares (3) (4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A common shares: 3.2% (5) Class B common shares: 8.0% (6)
12	TYPE OF REPORTING PERSON CO

(1)	includes 1,081,163 American Depository Shares, each representing two Class A common shares, each of which is entitled to one vote.
(2)	includes 5,673,809 Class B common shares, each of which is entitled to ten votes.
(3)	each Class B common share is convertible into one Class A common share at any time.
(4)	includes 85,792 American Depository Shares and 450,897 Class B common shares held of record by Qiming Venture Partners II-C, L.P. and 14,262 American Depository Shares and 75,081 Class B common shares held of record by Qiming Managing Directors Fund II, L.P. See Item 4.
(5)	The percentage is based on 68,605,209 Class A common shares outstanding as of December 31, 2016 based on information provided by the Issuer.
(6)	The percentage is based on 71,312,366 Class B common shares outstanding as of December 31, 2016 based on information provided by the Issuer.

1	NAMES OF REPORTING PERSONS Qiming GP II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,133,802 Class A common shares (1) 5,598,728 Class B common shares (2) (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,133,802 Class A common shares (1) 5,598,728 Class B common shares (2) (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,133,802 Class A common shares (4) 5,598,728 Class B common shares (3) (4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A common shares: 3.1% (5) Class B common shares: 7.9% (6)
12	TYPE OF REPORTING PERSON PN

(1)	includes 1,066,901 American Depository Shares, each representing two Class A common shares, each of which is entitled to one vote.
(2)	includes 5,598,728 Class B common shares, each of which is entitled to ten votes.
(3)	each Class B common share is convertible into one Class A common share at any time.
(4)	includes 85,792 American Depository Shares and 450,897 Class B common shares held of record by Qiming Venture Partners II-C, L.P. and 14,262 American Depository Shares and 75,081 Class B common shares held of record by Qiming Managing Directors Fund II, L.P. See Item 4.
(5)	The percentage is based on 68,605,209 Class A common shares outstanding as of December 31, 2016 based on information provided by the Issuer.
(6)	The percentage is based on 71,312,366 Class B common shares outstanding as of December 31, 2016 based on information provided by the Issuer.

1	NAMES OF REPORTING PERSONS Qiming Venture Partners II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,962,218 Class A common shares (1) 5,147,831 Class B common shares (2) (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,962,218 Class A common shares (1) 5,147,831 Class B common shares (2) (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,218 Class A common shares 5,147,831 Class B common shares(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A common shares: 2.9% (4) Class B common shares: 7.2% (5)
12	TYPE OF REPORTING PERSON PN

(1)	includes 981,109 American depository shares, each representing two Class A common shares, each of which is entitled to one vote.
(2)	includes 5,147,831 Class B common shares, each of which is entitled to ten votes.
(3)	each Class B common share is convertible into one Class A common share at any time.
(4)	The percentage is based on 68,605,209 Class A common shares outstanding as of December 31, 2016 based on information provided by the Issuer.
(5)	The percentage is based on 71,312,366 Class B common shares outstanding as of December 31, 2016 based on information provided by the Issuer.

Item 1	(a)	Name of Issuer:

eHi Car Services Limited (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People's Republic of China

Item 2	(a)	Name of Person Filing:

Qiming Corporate GP II, Ltd., Qiming GP II, L.P., Qiming Venture Partners II, L.P. (each a “Reporting Person” and collectively the “Reporting Persons”).

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2	(c)	Citizenship:

Qiming Corporate GP II, Ltd. - Cayman Islands

Qiming GP II, L.P. - Cayman Islands

Qiming Venture Partners II, L.P. - Cayman Islands

Item 2	(d)	Title of Class of Securities:

Class A common shares, par value US$0.001

Class B common shares, par value US$0.001

American Depositary Shares

Item 2	(e)	CUSIP Number:

26853A100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)	Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)	Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

The general partner of Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. Each of Qiming GP II, L.P. and Qiming Corporate GP II, Ltd. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entities to which it is the general partner.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2017

Qiming Venture Partners II, L.P.

By:	Qiming GP II, L.P.

	By:	Qiming Corporate GP II, Ltd.

			By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP II, L.P.

By:	Qiming Corporate GP II, Ltd.

			By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Corporate GP II, Ltd.

			By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement